Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

GRANT OF RESTRICTED SHARE UNITS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules. The Board hereby announces that on June 29, 2026 (U.S. Eastern Time), the Company granted 5,000 RSUs involving an aggregate of 50,000 Shares (represented by 10,000 ADSs) to one Grantee under the 2022 Share Incentive Plan.

GRANT OF RESTRICTED SHARE UNITS

In tandem with the Group’s globalization strategy which hinges on cultivating a highly skilled talent pool worldwide, on the Date of Grant, the Company granted 5,000 RSUs involving an aggregate of 50,000 Shares (represented by 10,000 ADSs), representing approximately 0.015% of the issued and outstanding Shares as of the date of this announcement immediately before the grant, to one Grantee who is an Employee Participant in accordance with the terms of the 2022 Share Incentive Plan with an aim to optimize the Grantee’s compensation structure through effective long-term equity incentives to support the globalization initiatives of the Group.

Details of the Grant of RSUs

Details of the grant of RSUs are as follows:

Date of Grant:	June 29, 2026 (U.S. Eastern Time)

Number of Grantee:	One

Type of Grantee:	Employee Participant

Number of RSUs granted:	5,000 RSUs

Number of underlying Shares pursuant to the RSUs granted:	50,000 Shares

Number of underlying ADSs pursuant to the RSUs granted:	10,000 ADSs

Purchase price of the RSUs granted:	Nil

Closing price of the ADSs on the Date of Grant:	US$10.06 per ADS (approximately HK$15.78 per Share)

Vesting period:	Subject to the Grantee’s continued employment relationship with the Group and conditional upon the performance targets to be achieved by the Grantee as set out in the form of award agreement between the Grantee and the Company, the RSUs granted shall vest in four equal installments of 25% each on the first, second, third and fourth anniversary of the Date of Grant, respectively.

According to the 2022 Share Incentive Plan, the Committee, in its sole discretion, shall determine the time or times when awards may vest.

Performance targets and Clawback mechanism:	The Group has established an appraisal mechanism to evaluate the performance of the Employee Participant during a fixed assessment period. The performance evaluation for the Employee Participant is individually tailored based on the job nature and job position of the Employee Participant. In accordance with the Group’s appraisal mechanism, with respect to the Grantee, upon each vesting date, the portion of the RSUs eligible to vest will only actually vest to the Grantee provided that (i) for any vesting occurring after the Date of Grant, the Grantee’s work performance assessment for the year preceding the relevant vesting date has met the predetermined threshold outlined in the Grantee’s award agreement with the Company, and (ii) the Grantee has maintained a clean record with respect to compliance with the Company’s internal policies for the year preceding each vesting date.

In particular, the performance of the Grantee for subsequent vesting periods will be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group, such as the Group’s total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, as well as other criteria including client acquisition and operational efficiency, among others. Failure to meet the above performance targets as set out in the award agreement between the Grantee and the Company shall render the underlying RSUs not vesting to the Grantee on the prescribed vesting date(s), and such RSUs shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

If the Committee determines that the Grantee has (A) violated any agreement, the Company’s policy or any other applicable laws; (B) conducted any misconduct, including having (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries, (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries, and (iii) engaged in any conduct which the Committee determines is injurious to the Company or its subsidiaries; or (C) been convicted of any criminal offense involving his or her integrity or honesty, or any wrongdoing involving the Group’s financial statements, or other circumstances that require so as the Committee determines, the Committee may cause the Grantee to forfeit, or cause his/her beneficiaries or permitted transferees to cooperate fully with the Committee, to effectuate any forfeiture, clawback or disgorgement required under the 2022 Share Incentive Plan, the outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment or service terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

The grant of RSUs is subject to the terms and conditions of the 2022 Share Incentive Plan and form of award agreement covering the grant.

REASONS FOR AND BENEFITS OF THE GRANT OF RESTRICTED SHARE UNITS

In tandem with the Group’s globalization strategy which hinges on cultivating a highly skilled talent pool worldwide, the Group has been actively recruiting seasoned professionals with international experience and diverse financial industry expertise. The Group is deeply committed to substantial investments in the ongoing development of incoming talents who have demonstrated excellence in the industry, possessing considerable experience and significant potential to contribute to the Group’s growth. Such investment empowers them to assume pivotal roles in the Group’s global expansion efforts. Against this backdrop, the Group aims to optimize the compensation structure for key personnel by effectively implementing long-term equity incentives. Such incentives not only bolster the Group’s globalization endeavors but also foster enduring commitment from key talents of the Group while aligning their interests closely with the Group’s collective success and the Shareholders’ interests as a whole.

The grant of RSUs is to (i) incentivize, motivate and retain the Grantee as the Grantee assumes his/her roles within the Group, including supporting the development of new businesses and new markets abroad in connection with the Group’s globalization strategy; (ii) encourage the Grantee, whose expected contributions are key to expanding the Group’s global footprint and beneficial to the continual operation, development and long-term growth of the Group; and (iii) closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the Grantee in order to maximize the motivation of the employee.

Overall, the grant of RSUs aims to secure the Grantee’s long-term support and commitment to the Group as the Grantee integrates into the Group’s operations and contributes to its future development. The Company believes that the grant of RSUs serves as an important incentive to motivate the Grantee to contribute to the Company’s sustainable growth and enhance value for the Shareholders, thereby aligning the Grantee’s interests with the best interests of the Company and the Shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Grantee above is not (i) a Director, or a chief executive, or a substantial shareholder of the Company, or an associate of any of them; (ii) a Director, or a chief executive, or an associate of any of them with awards (excluding options) granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in the 12-month period up to and including the Date of Grant; (iii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iv) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in the 12-month period up to and including the Date of Grant. No financial assistance has been provided by the Group to the Grantee to facilitate the purchase of RSUs and/or corresponding ADSs or Shares under the 2022 Share Incentive Plan.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As of the date of this announcement and following the grant of RSUs, 15,613,260 underlying Shares will be available for future grants under the Scheme Mandate Limit, among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

DEFINITIONS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Share(s) (one ADS representing five Shares)

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“award(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Board”	the board of the Directors

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)” and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 6686) and the New York Stock Exchange (Ticker Symbol: NOAH)

“Compensation Committee”	the compensation committee of the Company

“Date of Grant”	June 29, 2026 (U.S. Eastern Time)

“Director(s)”	the director(s) of the Company

“Employee Participant(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“GAAP”	generally accepted accounting principles

“Grantee”	the eligible participant of the Group who was granted RSUs in accordance with the 2022 Share Incentive Plan on the Date of Grant

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“issued and outstanding Shares”	issued and outstanding Shares, excluding (i) treasury Shares and (ii) Shares and/or Shares underlying the ADSs repurchased by the Company pending cancellation

“related entity participant”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“RSU(s)”	restricted share unit(s) entitling the Grantee to acquire Shares subject to the satisfaction of specified vesting conditions which are granted under the 2022 Share Incentive Plan

“Scheme Mandate Limit”	the limit on grant(s) of options and awards over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 30,000,000 Shares

“SEC”	the United States Securities and Exchange Commission

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit on grant(s )of options and awards over new Shares under all share schemes of the Company to the service providers, which shall not exceed 600,000 Shares

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“U.S.”	the United States

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8417. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, June 30, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors